United States securities and exchange commission logo





                             August 19, 2021

       Jason Park
       Chief Financial Officer
       DraftKings Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: DraftKings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Amended Form 10-K
for the Fiscal Year Ended December 31, 2020
                                                            Filed May 3, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 6,
2021
                                                            File No. 001-38908

       Dear Mr. Park:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       2020 Compared to 2019, page 61

   1. Where you attribute material fluctuations in your revenues, costs and expenses to multiple factors, please
quantify each factor cited so that investors may understand the magnitude and relative impact of
each factor. Refer to Item 303(b) of Regulation S-K.
 Jason Park
FirstName
DraftKingsLastNameJason Park
           Inc.
Comapany
August 19, NameDraftKings
           2021           Inc.
August
Page 2 19, 2021 Page 2
FirstName LastName
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

2. Please explain in further detail how you determined that your disclosure controls and procedures were effective as of December 31, 2020 given your need to restate your financial statements for the year ended December 31, 2020 as described in Note 2 of your audited financial statements.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Restatement of Previously Issued Financial Statements, page F-10

3. Your disclosure indicates that as a result of reclassifying your warrants as liabilities at
         December 31, 2020, they had a fair value of $65.5 million on an as restated basis. Please explain in further detail why you were required to recognize a loss on the remeasurement of your warrant liabilities of $387.6 million for the year ended December 31, 2020 when your warrants appear to have a fair value of only $65.5 million as of December 31, 2020.
         Your response and your revised disclosure should explain how the adjustment to also restate additional paid-in-capital was calculated or determined and should indicate whether it relates to those warrants that were settled during the period.
Product and Technology, page F-17

4. Please tell us and revise to disclose whether the costs included in "product and technology" represent research and development costs incurred. If not, please disclose the
         specific nature of the technology costs included in    product and
technology    expenses and
         explain how they differ from those that are included in cost of revenue.
11. Income tax, page F-29

5. Your effective tax rate reconciliation shows a significant fluctuation in the line item
            stock-based compensation (benefit) expense    and    non-deductible
executive
         compensation    for the year ended December 31, 2019 compared to the
year ended
         December 31, 2020. Please explain to us the reasons for the fluctuation in these line items and your consideration of disclosing the nature of these reconciling items in your financial statements. Refer to the guidance in ASC 740-10-50-12.
Form 10-Q for the Quarterly Period Ended June 30, 2021

Exhibits 31.1 and 31.2, page 1

6. Paragraph 4 of your officer certifications does not reference your internal controls over financial reporting. Please revise these officer certifications on an ongoing basis so they are in the exact format set forth in Item 601(b)(31) of Regulation
S-K.
 Jason Park
DraftKings Inc.
August 19, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameJason Park                              Sincerely,
Comapany NameDraftKings Inc.
                                                          Division of
Corporation Finance
August 19, 2021 Page 3                                    Office of Trade &
Services
FirstName LastName